February 7, 2019

Nicholas DeVito
Chief Executive Officer
Marizyme, Inc.
2295 Towne Lake Parkway
Suite 116-290
Woodstock, GA 30189

       Re: Marizyme, Inc.
           Registration Statement on Form 10-12G
           Filed September 12, 2018
           File No. 000-53223

Dear Mr. DeVito:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Paul C. Levites, Esq.